UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Power Exploration, Inc.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, par value $0.02
                          -----------------------------
                         (Title of Class of Securities)


                                   739272 20 1
                                   -----------
                                 (CUSIP Number)


                 Reginald L. Davis, esq., 11701 South Freeway,
                      Burleson, Texas 76028 (817) 293-9334
                      ------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                January 19, 2000
                                ----------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                               Page 2 of 12 Pages including
                                                                exhibits

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ronald W. Welborn

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) ( )

                                                                         (B) (X)

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).     [X]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of the State of Texas

                           7)  SOLE VOTING POWER                      1,500,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                    8,000,000
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                 1,500,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER              8,000,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,500,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (X)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            82.5%

14)  TYPE OF REPORTING PERSON

            IN

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("Power Exploration") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

Item 2.  Identity and Background

(a) This schedule is filed by Ronald W. Welborn, a Texas resident.

(b) The business address for Mr. Welborn is 11701 South Freeway, Burleson, Texas 76028

(c) The principal business of Mr. Welborn is providing financial and business consulting services.

(d) On the 6th day of June, 1996, judgment was entered against Mr. Welborn in the United States District Court for the Northern District of Texas, Fort Worth Division, for a violation of 18 U.S.C. Section 1341 (mail fraud). Mr. Welborn was placed on probation for a five (5) year period and ordered to pay restitution in the sum of $10,993.

(e) During the last five (5) years Mr Welborn has not been a party to a civil proceeding which has resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to state or federal securities laws or finding a violation of such laws.

(f) Mr. Welborn is a United States citizen and a citizen of the State of Texas

Item 3.  Source and Amount of Funds or Other Consideration

         The 9,500,000 shares that are the impetus for filing this schedule consist of 400,000 shares issued to Mr Welborn for consulting services aggregated with 350,000 shares he will receive for consulting services on March 19,2000 and 750,000 shares for which he has an option to purchase at $0.66667 on or after March 19, 2000, together with 8,000,000 shares which he is deemed to beneficially own. 750,000 shares and an option to purchase 750,000 additional shares were granted pursuant to an advisory agreement which is attached as an exhibit hereto. Pursuant to the said Agreement, Mr. Welborn has agreed to provide services to Power Exploration, Inc. in exchange for 750,000 shares of stock and the option to purchase an additional 750,000 shares at $0.66667. Mr. Welborn is the trustor and a beneficiary of the Welborn II Family Trust, which is the owner of Global Exploration, Inc. of Delaware, a corporation which is the owner of 8,000,000 shares of stock of Power Exploration, Inc. Because of his relationship with the trust, Mr. Welborn is deemed to be a beneficial owner of the said 8,000,000 shares. Mr. Welborn's effective control of the shares reported herein gives him actual control of the Company.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Power Exploration. Mr. Welborn is an individual who specializes in providing business consulting services.

         The acquisition of the shares and options granted pursuant to the Advisory Agreement, referred to in Item 3, coupled with his beneficial interest in the 8,000,000 shares owned by Global Universal, Inc. of Delaware, give Mr. Welborn actual control of the Company.

         Mr. Welborn has no current plans to purchase additional shares or to dispose of any of its shares in Power Exploration, Inc., other than as allowed pursuant to the Advisory Agreement and the potential exercise of the option granted therein.

         Mr. Welborn has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Mr Welborn plans to take an active part in company affairs and to provide the services which he has contracted to provide pursuant to the Agreement referred to in Item 3, above, and attached as an exhibit hereto. Mr. Welborn is currently involved in attempts to restructure the debt of the Company.

         Mr.  Welborn's  intentions are to assist Power by helping to Power find
suitable  business   opportunities,   assist  in  implementing   Power's  growth
strategies and provide general consulting on business and financial issues.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Welborn may be found in rows 7 - 11 and 13 of the cover page. Mr Welborn is a beneficiary of the Welborn II Family Trust. The Welborn II Family Trust owns a controlling interest in Global Universal, Inc. of Delaware, a Delaware Corporation. Global Universal Inc., of Delaware owns 8,000,000 shares of stock of Power Exploration, Inc. (83.5%).

(b) The powers that Mr. Welborn has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned personally by Mr. Welborn is 1.500,000 shares of Common Stock, 400,000 of which are presently issued , 350,000 of which are scheduled to be issued on March 19, 2000 and 750,000 of which he has an option to purchase on or after March 19,2000 at $0.66667 per share, which shares and options were acquired for services. Mr Welborn is a beneficiary of the Welborn II Family Trust. The Welborn II Family Trust owns a controlling interest in Global Universal, Inc. of Delaware, a Delaware Corporation. Global Universal Inc., of Delaware owns 8,000,000 shares of stock of Power Exploration, Inc. (83.5%). Mr. Welborn is not an Officer or Director of Global Universal Inc. of Delaware, nor does he personally own shares in said company. However, he is deemed to be a beneficial owner of the 8,000,000 shares owned by Global Universal Inc. of Delaware.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         A. Attached as Exhibit A is a copy of the Advisory Agreement between Mr Welborn and Power Exploration, Inc.
         B.  Welborn II Family Trust.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January 25, 2000          /s/Ronald W. Welborn
                                ---------------------
                                Ronald W. Welborn

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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